FOR IMMEDIATE RELEASE

VUANCE RECEIVES NOTIFICATION OF NON-COMPLIANCE
WITH NASDAQ’S CONTINUED LISTING REQUIREMENTS

Franklin WI. – December 16, 2008 – VUANCE, Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, today announced that it was notified by the Nasdaq Stock Exchange on December 11, 2008 that the Company does not comply with the continued listing requirements of Marketplace Rule 4310(c)(3), which requires the Company to have a minimum of $2.5 million in stockholders’ equity, or $35 million in market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

As a result, the Nasdaq Staff is reviewing the Company’s eligibility for continued listing on The Nasdaq Capital Market. To facilitate their review, the Nasdaq Staff has requested that the Company provide on or before December 26, 2008, the Company’s specific plan to achieve and sustain compliance with all The Nasdaq Capital Market listing requirements, including the time frame for completion of the plan.

The Company intends to submit its plan to NASDAQ as requested. Should the Nasdaq Staff conclude the Company is still not in compliance with listing rules, it will have the opportunity to appeal the Staff’s decision to a Nasdaq Listing Qualifications Panel.

About VUANCE Ltd.
VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enable our business partners to offer their customers end-to-end solutions that can overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Brett Maas
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com